Exhibit 99.20
CONSENT OF AUSENCO ENGINEERING USA SOUTH INC.
Ausenco Engineering USA South Inc. (Ausenco) is the former employer of Erin L. Patterson, P.E., who is named as a contributing author of the Technical Report Summary (TRS) listed below and who was employed by Ausenco at the date of the signing of the TRS. Ausenco, acting through its duly authorized representative, hereby consents to the use of and references to the TRS listed below, and the information derived, summarized, quoted or referenced from the TRS, or portions thereof, that Erin L. Patterson, P.E. prepared, supervised the preparation of and /or reviewed and approved, and that is incorporated by reference in Registration Statement No. 333-289969 on Form F-10, in Registration Statement No. 333-264821 on Form S-8 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission.
1. Technical Report on the Tucumã Project (formerly known as the Boa Esperança Project) entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021 (TRS)
Yours truly,
/s/ David Thomas
David Thomas
Ausenco Engineering USA South Inc.
Dated: March 30, 2026